03 MAY 15 7:21

82-3744



03050890

TT&T Public Company Limited and Subsidiaries

(Formerly : Thai Telephone & Telecommunication Public Company Limited)

Interim Financial Statements

For the period ended March 31, 2003

and

Review Report of Certified Public Accountant

SUPPL





KPMG Phoomchai Audit Ltd.
บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 21 สยามทาวเวอร์
989 ถนนพระราม 1 เขตปทุมวัน
กรุงเทพฯ 10330

Siam Tower, 21st Floor
989 Rama 1 Road, Pathumwan
Bangkok 10330, Thailand

Telephone 66 (2) 658 5000
Fax 66 (2) 658 0660-3
www.kpmg.co.th

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
TT&T Public Company Limited
(Formerly : Thai Telephone & Telecommunication Public Company Limited)

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at March 31, 2003, the consolidated statements of income for each of the three-month periods ended March 31, 2003 and 2002, and the consolidated statements of changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2003 and 2002. I have also reviewed the balance sheet of TT&T Public Company Limited as at March 31, 2003, the statements of income for each of the three-month periods ended March 31, 2003 and 2002, and the statements of changes in shareholders' equity and cash flows for each of the three-month periods ended March 31, 2003 and 2002. The management of TT&T Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Notes 2, 6, 9, 13 and 15 to the financial statements, which refer to the following:

1) Various plans have been undertaken by the Company's management with regard to debt restructuring with major creditors, the restructuring of investment in the subsidiary companies, search for investors and increase in share capital. However, the operations of the Company and its ability to comply with the conditions of the various agreements may continue to be affected by the uncertain economic conditions in Thailand and Asia Pacific in general. The ability to continue its business depends on the continuing economic recovery in Thailand and the Asia Pacific region as well as the success of various plans which the Company's management are undertaking. The financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts and classification of liabilities that may be necessary, should the Company be unable to take action as planned.

2) As discussed in Note 6 to the financial statements, on March 26, 2002, the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co., Ltd. (a subsidiary company), at it's book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million in accordance with the conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in accordance with the Resolution of the Extraordinary General Meeting of Shareholders held on February 20, 2002 as well





as the Resolution of Board of Directors Meeting on March 20, 2002. The Company adopted the use of the generally accepted accounting standard in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control" for this transaction.

3) As discussed in Note 9 to the financial statements, the Company has settled the debt owed to Provincial Electricity Authority by way of debt (principal and interest) to equity conversion, as stated in the rehabilitation plan, amounts of approximately Baht 268 million. The Company has deposited the relevant share certificates with the Deposit of Property Central Office, Legal Execution Department on December 25, 2002. The Provincial Electricity Authority payable is classified as a "Provision" in the Balance Sheet since the outcome of the Provincial Electricity Authority's appeal to the Central Bankruptcy Court has not yet been finalised.

4) As discussed in Note 13 to the financial statements, the Company is not able to provide reliable estimates of the income from International Long-Distance Telephone calls from neighbouring countries, based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. Due to uncertainty as the value of the income, the Company has not recognised the said income in the financial statements since 2002 until now. For the Auditotex service income, the Company has had ongoing negotiations with TOT Corporation Plc. about the said income sharing and it was agreed in principle in 2003 that the Company will share the income at the same rate as applicable to other value-added services. As agreed, the Company has recorded the income for 1999 to 2002 in the first quarter of 2003 amounting to Baht 60 million. As at December 31, 2002 the Company had not recorded some portion of the said income separately from the Fixed-Line Telephone Service income.

5) As discussed in Note 15 to the financial statements, in the fourth quarter of 2001 and the first quarter of 2002 the Company over-recorded income from TOT Corporation Plc. by approximately Baht 42.12 million and Baht 51.25 million, respectively, resulting in the loss in the fourth quarter of 2001 being understated by approximately Baht 42.12 million and the net profit in the first quarter of 2002 being overstated by approximately Baht 51.25 million. This arose because the long-distance call service at economy price does not cover the mobile phone incoming call, and is not included in the service fee charged to TOT. The Company has investigated this matter and reported it to TOT. The Company has made adjustments to the beginning balance of deficit as at January 1, 2002 and the net profit for the first quarter of 2002 to correct the errors.

I have previously audited the consolidated financial statements of TT&T Public Company Limited and its subsidiaries for the year ended December 31, 2002, and the financial statements of TT&T Public Company Limited for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 12, 2003, with emphasis on the impact of the uncertainty of the economic situation, the debt novation and transfer of all assets from the subsidiary, settlement of the Provincial Electricity Authority's debt, correction of the error of income from TOT Corporation Plc. and uncertainty of the amount of income from Audiotex service and International Long-Distance Telephone call from neighbouring countries. The consolidated balance sheet and the balance sheet of TT&T Public Company Limited as at December 31, 2002, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Miss Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
April 29, 2003



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT MARCH 31, 2003 AND DECEMBER 31, 2002

ASSETS

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	March 31, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	March 31, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
CURRENT ASSETS					
Cash on hand and in banks	16	1,799,217	1,286,810	1,722,795	1,226,475
Short-term investments	16				
- Fixed deposits		61,064	59,739	51,708	51,708
- Short-term investments in promissory notes		1,115,000	815,000	1,020,000	720,000
Trade accounts receivable - net	5	1,482,342	1,843,036	1,482,342	1,843,036
Receivable from subsidiaries	4	-	-	9,681	2,322
Accounts receivable - Others (net of allowance for doubtful accounts of approximately Baht 75 million)		52,120	80,203	34,850	40,147
Inventories - net		380,593	450,170	379,753	449,907
Accrued income from telephone services		174,852	216,879	174,852	216,879
Accrued income from long-distance telephone service		41,500	106,016	41,500	106,016
Prepaid long-distance circuit rental		51,825	80,408	51,825	80,408
Prepaid expenses		92,999	81,679	89,952	77,739
Accrued interest receivable		9,865	7,464	9,054	7,200
Deposits and advance payment to subcontractors		143,059	132,871	115,106	123,031
Other current assets		33,575	36,132	28,266	32,478
Total Current Assets		5,438,011	5,196,407	5,211,684	4,977,346

The accompanying notes are an integral part of these financial statements



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT MARCH 31, 2003 AND DECEMBER 31, 2002

ASSETS (Continued)

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	March 31, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	March 31, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
NON-CURRENT ASSETS					
Refundable value added tax		28,434	31,250	10,158	13,883
Advance for purchase of equipment		272,146	377,157	272,146	377,157
Dividend receivable	6	-	-	205,200	205,200
Investments in subsidiaries - Equity method	6	-	-	422,780	417,201
Assets not used in operations - net		51,580	51,722	51,580	51,722
Property, plant and equipment - net		3,057,741	2,963,492	3,038,403	2,957,081
Investments in telephone services					
expansion project - net	7	485	485	485	485
Cost of telephone service expansion project					
transferred to TOT Corporation Plc. - net	8	34,984,763	35,519,223	35,095,505	35,630,653
Other non-current assets					
Prepaid income tax and withholding tax		284,588	218,987	283,878	218,985
Refundable deposits and others		49,447	50,335	38,469	38,472
Total Non-Current Assets		38,729,184	39,212,651	39,418,604	39,910,839
TOTAL ASSETS		44,167,195	44,409,058	44,630,288	44,888,185

The accompanying notes are an integral part of these financial statements



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES
(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)
BALANCE SHEETS
AS AT MARCH 31, 2003 AND DECEMBER 31, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	March 31, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	March 31, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
CURRENT LIABILITIES					
Accounts payable - trade		264,188	419,733	236,381	403,414
Accounts payable - others		30,482	78,860	29,347	70,544
Current portion of long-term loans	11	553,048	555,046	553,048	555,046
Payable to subsidiary companies	4	-	-	518,682	534,694
Income tax payable		2,348	2,348	-	-
Accrued long-distance circuit rental expenses		198,859	162,859	198,859	162,859
Accrued conduit rental expenses		55,201	55,201	55,201	55,201
Accrued interest expense		55,493	8,257	55,493	8,257
Accrued financial advisory and legal fee expenses		8,871	9,725	8,871	9,725
Accrued expenses		171,880	170,428	162,557	158,413
Advance revenue from data communication network		44,734	46,130	44,734	46,130
Provision	9	630,709	630,709	630,709	630,709
Other current liabilities		155,103	137,538	140,127	120,969
Total Current Liabilities		2,170,916	2,276,834	2,634,009	2,755,961
NON - CURRENT LIABILITIES					
Long-term loans - net of portion presented in current liabilities	11	30,186,665	30,403,818	30,186,665	30,403,818
Total Non-Current Liabilities		30,186,665	30,403,818	30,186,665	30,403,818
Total Liabilities		32,357,581	32,680,652	32,820,674	33,159,779
SHAREHOLDERS' EQUITY					
Authorized Share Capital :					
7,000,000,000 common shares, Baht 10 par value					
Issued and paid-up share capital :					
2,849,496,646 common shares, Baht 10 per share		28,494,967	28,494,967	28,494,967	28,494,967
Premium on share capital		9,360,300	9,360,300	9,360,300	9,360,300
Discount on share capital		(8,881,158)	(8,881,158)	(8,881,158)	(8,881,158)
Retained earnings (deficit)					
Appropriated to Legal reserve		63,358	63,358	63,358	63,358
Deficit		(17,227,853)	(17,309,061)	(17,227,853)	(17,309,061)
Total Shareholders' Equity		11,809,614	11,728,406	11,809,614	11,728,406
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		44,167,195	44,409,058	44,630,288	44,888,185

The accompanying notes are an integral part of these financial statements



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"
(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"
STATEMENTS OF INCOME
FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	2003	2002 (Restated)	2003	2002 (Restated)
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement	15	1,676,773	1,608,227	1,652,596	1,415,496
Sales and service income		18,943	29,708	-	-
Share of profit from investments recorded by the equity method		-	-	5,580	53,261
Interest income		5,218	6,574	4,666	6,029
Gain on exchange rate - net		117,583	309,515	117,583	306,176
Other income	4	61,597	30,487	59,909	93,992
Total Revenues		1,880,114	1,984,511	1,840,334	1,874,954
EXPENSES					
Costs of sales and services		62,922	122,571	-	-
Operating, administrative and general expenses		660,021	541,636	682,955	577,467
Depreciation and amortization		680,002	599,054	682,004	600,639
Directors' remuneration		2,681	2,109	2,681	2,109
Total Expenses		1,405,626	1,265,370	1,367,640	1,180,215
Profit before Interest Expense and Income Tax		474,488	719,141	472,694	694,739
Interest Expense		(391,486)	(450,080)	(391,486)	(450,080)
Income Tax		(1,794)	(24,402)	-	-
NET PROFIT		81,208	244,659	81,208	244,659
Earnings per Share (Baht)		0.03	0.09	0.03	0.09

The accompanying notes are an integral part of these financial statements



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES
(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

"UNAUDITED"
"REVIEWED"

		In Thousand Baht					
		Consolidated					
		Issued and			Retained Earnings		Total
		paid-up	Premium on	Discount on	Appropriated	Unappropriated	
	Notes	share capital	share capital	share capital			
Balance as at January 1, 2002							
- before adjustment		28,123,235	9,360,300	(8,689,716)	63,358	(17,835,515)	11,021,662
Correction of fundamental error	15	-	-	-	-	(42,116)	(42,116)
Restated balance		28,123,235	9,360,300	(8,689,716)	63,358	(17,877,631)	10,979,546
Net profit (as restated)	15	-	-	-	-	244,659	244,659
Common shares		37	-	(19)	-	-	18
Balance as at March 31, 2002		28,123,272	9,360,300	(8,689,735)	63,358	(17,632,972)	11,224,223
Balance as at January 1, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,309,061)	11,728,406
Net profit		-	-	-	-	81,208	81,208
Common shares		-	-	-	-	-	-
Balance as at March 31, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,227,853)	11,809,614

		The Company Only					
		Issued and			Retained Earnings		Total
		paid-up	Premium on	Discount on	Appropriated	Unappropriated	
		share capital	share capital	share capital			
Balance as at January 1, 2002							
- before adjustment		28,123,235	9,360,300	(8,689,716)	63,358	(17,835,515)	11,021,662
Correction of fundamental error	15	-	-	-	-	(42,116)	(42,116)
Restated balance		28,123,235	9,360,300	(8,689,716)	63,358	(17,877,631)	10,979,546
Net profit (as restated)	15	-	-	-	-	244,659	244,659
Common shares		37	-	(19)	-	-	18
Balance as at March 31, 2002		28,123,272	9,360,300	(8,689,735)	63,358	(17,632,972)	11,224,223
Balance as at January 1, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,309,061)	11,728,406
Net profit		-	-	-	-	81,208	81,208
Common shares		-	-	-	-	-	-
Balance as at March 31, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,227,853)	11,809,614

The accompanying notes are an integral part of these financial statements



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	In Thousand Baht			
	Consolidated		The Company Only	
	2003	2002 (Restated)	2003	2002 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit	81,208	244,659	81,208	244,659
Adjustments to reconcile net profit to net cash provided by (used in) operating activities				
Depreciation and amortization	684,417	642,077	682,004	600,639
Provision for doubtful accounts	4,379	560	4,379	560
Provision for decline in value of inventories	-	31,628	-	31,628
Reversal of loss on impairment of assets	-	(1,800)	-	(1,800)
Gain on exchange rates	(118,130)	(306,672)	(118,130)	(306,672)
Equity in net income of subsidiaries	-	-	(5,579)	(53,261)
(Gain) Loss on disposal of fixed assets	(5,181)	(1,716)	855	(1,716)
Profit from Operating Activities before Changes in Operating Assets and Liabilities	646,693	608,736	644,737	514,037
Decrease (increase) in operating assets				
Trade accounts receivable	356,315	(48,217)	356,315	(47,002)
Receivable from subsidiaries	-	-	(7,358)	79,925
Accounts receivable - Others	28,083	(78,266)	5,298	(88,733)
Inventories	69,577	(3,427)	70,154	(3,427)
Prepaid income tax and withholding tax	(65,601)	245,720	(64,894)	245,720
Refundable value added tax	2,815	(166,765)	3,726	(170,912)
Other current assets	113,774	54,894	133,194	64,754
Increase (decrease) in operating liabilities				
Accounts payable - trade	(155,558)	10,169	(167,046)	27,062
Accounts payable - others	(48,379)	(65,492)	(41,197)	1,424
Income tax payable	-	7,355	-	-
Payable to subsidiary companies	-	-	(16,012)	(61,220)
Accrued long-distance circuit rental expense	36,000	36,000	36,000	36,000
Accrued conduit rental expense	-	(8,577)	-	(8,577)
Accrued interest expense	47,236	65,641	47,236	65,641
Other current liabilities	16,768	(15,601)	21,052	2,568
Net Cash Provided by Operating Activities	1,047,723	642,170	1,021,205	657,260

The accompanying notes are an integral part of these financial statements



STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

	In Thousand Baht			
	Consolidated		The Company Only	
	2003	2002 (Restated)	2003	2002 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	15,251	2,010	698	2,010
Increase in short-term investments	(228,033)	(151,708)	(321,708)	(151,708)
Increase in property, plant and equipment	(127,972)	(173,275)	(104,117)	(108,049)
Increase in investment in telephone services expansion project	(21,150)	(19,359)	(20,462)	(19,036)
Decrease (increase) in deposits and others	888	(2,895)	4	(3,782)
Net Cash Used in Investing Activities	(361,016)	(345,227)	(445,585)	(280,565)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of long-term loans	(101,008)	-	(101,008)	-
Proceeds from share capital	-	18	-	18
Net Cash Provided by (Used in) Financing Activities	(101,008)	18	(101,008)	18
NET INCREASE IN CASH AND CASH EQUIVALENTS	585,699	296,961	474,612	376,713
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,508,518	1,047,892	1,448,183	752,784
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,094,217	1,344,853	1,922,795	1,129,497
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
1. Cash payments during the periods:				
Interest expense	344,250	384,439	344,250	384,439
Income tax	67,395	54,552	64,894	37,505
2. Cash and cash equivalents consist of:				
Cash on hand and in banks	1,799,217	959,853	1,722,795	809,497
Short-term investments with maturity date within 3 months	295,000	385,000	200,000	320,000
	2,094,217	1,344,853	1,922,795	1,129,497

The accompanying notes are an integral part of these financial statements



1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLES OF CONSOLIDATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended December 31, 2002. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2002.

The accounting standards, being adopted by the Company, may not be in conformity with generally accepted accounting principles practiced in other countries due to the accompanying interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements have not been designed for those who are not familiar with Thai accounting principles and practices.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English version of interim financial statements have been translated from the Thai version of interim financial statements. Such financial statements have been prepared for domestic reporting purpose.

The accompanying consolidated interim financial statements include the financial statements of TT&T Public Company Limited and its subsidiaries in which the Company has control or invested over 50% of their voting rights. These subsidiaries are detailed as follows:

			Percentage of Holding	
	Business Type	Country of Registration	March 31, 2003	December 31, 2002
Subsidiaries				
TT&T Subscriber Services Co., Ltd	Installation of dropwire and sale of telephone equipment and installation to the subscribers	Thailand	99.993	99.993
TT&T Value Added Service Co., Ltd.	Public telephone in provincial area	Thailand		
	- Directly hold		66.666	66.666
	- Indirectly hold		33.333	33.333
			99.999	99.999

Significant intercompany transactions between the Company and the subsidiary have been eliminated.



2. THE COMPANY'S OPERATIONS

The Company's operations have been affected significantly, and may continue to be affected for the foreseeable future, by the country's unstable economy caused by the currency volatility in the Asia Pacific region. The Company is in the public utilities business that needs large capital investment and loans to import equipment for this project. The volatility in Baht currency and the slowdown in the economic growth in Thailand caused the Company difficulty in repaying some portion of loans due within the third quarter of 1998. However, management believes that the going concern basis of preparation of the financial statements is appropriate because the Company succeeded in debt restructuring with financial creditors and major creditors and also believes that the Company will succeed in debt restructuring with the remaining creditors and will be able to comply with the conditions of the related debt restructuring agreement. Also, the Company has taken certain measures to support the impact of the said economic crisis, such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses, etc. Therefore, the financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts and classification of liabilities that may be necessary had the Company and its subsidiaries not been able to continue as going concerns. Nevertheless, the economic situation is uncertain and may have an effect on the Company 's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

Progress of Concession Conversion

At present, the government has announced its policy regarding the Joint - Undertaking Concession Conversion which is considered a pressing issue, in order to arrive at an urgent conclusion. According to the 2003 plan of the Ministry of Information Technology and Communication, a summary of the overall guidelines regarding the Joint - Undertaking Concession Conversion was made, such as income sharing, compensation details, assets network and the tax payment standard for various services. It is expected that this will be in operation during 2003.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting standards issued by The Institute of Certified Accountants and Auditors of Thailand. The significant accounting policies used to prepare the interim financial statements for the three-month periods ended March 31, 2003 and 2002 are similar to those have been applied to the financial statements for the year ended December 31, 2002.

4. TRANSACTIONS WITH RELATED PARTIES

The Company has certain transactions with its subsidiaries and other related companies. Certain portions of the Company's assets, liabilities, sales, other income, costs of sales and selling and administrative expenses represent transactions occurring with its subsidiaries and other related companies. These parties are related through common shareholders and/or directorship.

The Company entered into purchase and installation equipment agreements in Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing



extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with two subsidiary companies. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreements, the Company will receive the service fees at the total amount of Baht 2.5 million per month. In the second quarter of 2002 the Company stopped providing the said services to a subsidiary company, thus reducing the said fees to Baht 1.5 million per month.

The significant balances of assets, liabilities, and other transactions occurring with those parties are shown as follows:

Transactions with related parties for the three-month periods ended March 31, 2003 and 2002:

	In Million Baht			
	Consolidated		The Company Only	
	2003	2002	2003	2002
Subsidiaries				
Purchase and installation dropwire	-	-	20	21
Purchase and outside plant maintenance	-	-	11	18
Lease line rental and maintenance service income	-	-	-	53
Cars and equipment rental	-	-	22	22
Consultancy service income	-	-	5	8
Office building rental and service income	-	-	1	2
Purchase and maintenance equipment	-	-	2	11

Balances with related parties as at March 31, 2003 and December 31, 2002:

	In Million Baht			
	Consolidated		The Company Only	
	2003	2002	2003	2002
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	10	2
- TT&T Value Added Service Co., Ltd.	-	-	-	-
Total	-	-	10	2
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	52	68
- TT&T Value Added Service Co., Ltd.	-	-	467	467
Total	-	-	519	535



5. TRADE ACCOUNTS RECEIVABLE

As at March 31, 2003 and December 31, 2002, the Company had outstanding balances of trade accounts receivable aged by number of months as follows:

	In Million Baht	
	March 31, 2003	December 31, 2002
Less than and up to 3 months	983.6	1,064.6
Over 3 months to 6 months	56.4	54.0
Over 6 months to 12 months	55.2	120.1
Over 12 months	539.8	752.6
Total	1,635.0	1,991.3
Less Allowance for doubtful accounts	(152.7)	(148.3)
Total Trade Account Receivable - Net	1,482.3	1,843.0

The accounts receivable from fault complaint reception and dropwire maintenance services, which have long been overdue amounting to approximately Baht 624.5 million, represent the outstanding accounts receivable from October 2000 to October 2001. The Company had proceeded with collecting the said debt, and gradually received certain repayment of debt in 2003.

As at March 31, 2003 and December 31, 2002, the Company provided allowances for the doubtful receivables of approximately Baht 152.7 million and Baht 148.3 million, respectively. The management believes that the provision is adequate for the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Corporation Plc. "TOT"

6. INVESTMENTS RECORDED BY THE EQUITY METHOD

As at March 31, 2003 and December 31, 2002, investments recorded by the equity method consisted of the investments in shares of subsidiaries in the Company's financial statements as follows:

	In Million Baht					
		At Cost Method		At Equity Method		
	Paid-up Capital	March 31, 2003	December 31, 2002	March 31, 2003	December 31, 2002	Dividends
Subsidiaries						
TT&T Subscriber Services Co., Ltd.	10	10	10	155	149	-
TT&T Value Added Service Co., Ltd.	150	100	100	268	268	308
Total	160	110	110	423	417	308

At the Extraordinary General Meeting of Shareholders No. 1/2545, held on March 13, 2002, a resolution was passed announcing that TT&T Value Added Services Co., Ltd. approved the interim dividend payment to all shareholders at Baht 20.52 per share for total number of 15 million shares, amounting to Baht 307.8 million.

Transfer of Subsidiary Business

On November 6, 2001, the Company's Board of Directors' meeting approved the resolution to acquire the entire business of TT&T Value Added Service Co., Ltd. (the subsidiary) the ~~approval of~~ which was obtained from the Company's creditors on March 22, 2002.



On March 26, 2002 the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Services Co., Ltd. (a subsidiary company), at its book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, had received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million as per conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in compliance with the resolution of the Extraordinary General Meeting of Shareholders on February 20, 2002 as well as the resolution of Board of Directors Meeting on March 20, 2002. The Company adopted the use of the generally accepted accounting standard in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control" for this transaction.

7. INVESTMENTS IN TELEPHONE SERVICES EXPANSION PROJECT

As at March 31, 2003 and December 31, 2002, the outstanding balance of Investments in Telephone Services Expansion Project was in the process of being accepted by TOT, according to the conditions stipulated in the Joint-Undertaking and Investment Agreement for the telephone services expansion project.

8. COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED TO TOT CORPORATION PLC.

This account represents amounts being transferred from the accounts "Investments in Telephone Services Expansion Project" and "Deferred Project Cost" based on apportioning the telephone numbers being accepted by TOT. These amounts are amortized over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the dates on which the assets or the ownership are transferred.

TOT has already accepted the total telephone network equipment of 1.5 million numbers in the second quarter of 1998. However, as at March 31, 2003 and December 31, 2002 some transactions in investments in telephone services expansion project have not been transferred from the accounts "Investments in Telephone Services Expansion Project" to "Cost of Telephone Service Expansion Project Transferred to TOT" amounting to Baht 0.5 million, with the result that no amortization of the said cost of telephone services expansion project has been made.

9. PROVISION

The Company' s financial statements as at March 31, 2003 and December 31, 2002, have outstanding payable balances to Provincial Electricity Authority ("PEA") for acquiring equipment. These payable balances were included in the rehabilitation plan which was in the process of judgment from the Official Receiver.

On September 30, 2002 the official receiver instructed the Company to pay the debt, including interest (computed up to May 8, 2000), amounting approximately to Baht 230 million. PEA submitted an appeal to the Central Bankruptcy Court (CBC) requesting the Court to delay the submission date of their appeal against the official receiver's instruction. CBC considered and approved the delay until November 20, 2002 and set the date for considering the appeal to be March 12, 2003. At that date, the Court had instructed submitting a request to close the case by April 24, 2003 and to wait for the Court's order on May 28, 2003. The Extraordinary General Meeting of Shareholders No. 2/2002, held on December 19, 2002 has passed a resolution to settle the debt owned to PEA of approximately Baht 268 million (being principal and interest calculated up to December 25, 2002) in order to stop ongoing interest being charged by way of the debt to equity conversion. The amount payable to PEA is classified under "provision" since the outcome of PEA's appeal to the Central Bankruptcy Court has not been finalized.



10. DEBT RESTRUCTURING

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on May 8, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 29, 2000 without any other creditors' objection. The creditors overwhelmingly voted in favor of the plan on December 21, 2000 and the Central Bankruptcy Court approved the Company's plan on December 27, 2000. Based on the Company's rehabilitation plan, the outstanding debts as at September 31, 2001 (closing date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the company's common shares and revision of conditions in the loan agreement.

Debts to bureaucratic creditors, such as TOT, PEA and the Revenue Department, will be repaid as set forth in the rehabilitation plan.

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company.

As part of the Plan, the Company undertakes to issue new common shares in the aggregate amount of Baht 5,000 million with a minimum payment of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase its share capital by Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the Tranche C creditors additional warrants at that time. The exercise price for such warrants shall be market-based, but in no event lower than par value of the Company's shares (Baht 10 par value).

On November 30, 2001, the Company filed a petition for cancellation of business rehabilitation. The court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

11. LONG-TERM LOANS

As at March 31, 2003 and December 31, 2002, long-term loans consisted of:

	In Million Baht	
	March 31, 2003	December 31, 2002
US Dollar loan	17,184	17,357
Baht loan	13,556	13,602
Total	30,740	30,959
Less portion due within one year	(553)	(555)
Total Long-Term Loans - Net	30,187	30,404

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million without incurring any new indebtedness. The Company is

obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installments shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on LIBOR rate plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt that the Company owned to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR rate plus or minus the agreed rate specified in the agreement.

12. WARRANTS

The Company had issued and offered Restructuring Plan Warrants, with the following details:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for exercise rights	:	284 million shares
Secondary market	:	The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. The holder of restructuring plan warrants exercises their right to buy the Company's common shares since the fourth quarter of 2001 until December 31, 2002 as 24,765 units. During the first quarter of 2003, the warrant holders have not exercised their rights.

13. INTERNATIONAL LONG-DISTANCE TELEPHONE INCOME FROM THE NEIGHBOURING COUNTRIES AND AUDIOTEX SERVICE INCOME

International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from the long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. The Company will recognize the above-stated income for the year 2002 until present as and when it can reliably be assessed.

Audiotex Service Income

At March 31, 2003 and December 31, 2002, cash received from Audiotex service amounted to approximately Baht 195 million and 183.7 million, respectively. Of these amounts, 60% will be paid to other operators and the remaining 40% will be subject to the income-sharing scheme. This cash is held by

TOT according to the pending negotiations. The Company had on many occasions negotiated with TOT about the said income sharing in a meeting, at which it was agreed in principle that the income sharing will be made to the Company at the same rate as applicable to other value-added services. Therefore, the Company had recorded the income of year 1999 to 2002 in the first quarter of 2003 in the amount of Baht 60 million. As at December 31, 2002 the Company had not recorded some portion of the said income separately from the Fixed-Line Telephone Service income.

14. BONUS SCHEME

In the first quarter of 2003, the Company and its subsidiary paid and recorded a bonus payment to the employees amounting to Baht 97 million. In 2002, the payment of bonus scheme was highly uncertain. Therefore, the Company and its subsidiary did not record the bonus expense in the 2002 financial statements, but recorded it in this period after the approval by the Executive Committee Meeting No. 2/2003, held on February 19, 2003 and the Board of Director Meeting No. 1/2003, held on February 20, 2003.

15. FUNDAMENTAL ERRORS

In the fourth quarter of 2001 and the first quarter of 2002 the Company over-recorded income from TOT by approximately Baht 42.12 million and Baht 51.25 million, respectively, causing the loss in the fourth quarter of 2001 to be understated by approximately Baht 42.12 million and the net profit in the first quarter of 2002 to be overstated by approximately Baht 51.25 million. This arose because the long-distance call service at economy price does not cover the mobile phone incoming call, and is not included in the service fee charged to TOT. The Company has investigated this matter and reported it to TOT. The Company has made adjustments to the beginning balance of deficit as at January 1, 2002 and the net profit for the first quarter of 2002 to correct the errors. The impact for Basic Earnings per Share in the first quarter of 2002 are as follows:

	Net Profit Thousand Baht	Earnings Per Share Baht
Net profit - before adjustment entry	295,913	0.11
Adjustment entry	(51,254)	(0.02)
Net profit - as restated	244,659	0.09

16. ASSETS USED AS COLLATERAL

As at March 31, 2003 and December 31, 2002, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes amounting to Baht 2,779 million and Baht 1,981 million respectively, have been pledged as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

17. SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with TOT in the provincial areas including the installation of the telephone number. The management considers the operations as one business and the operations of the subsidiaries are complementary with the Company's business of servicing telephone subscribers. For this reason, the management considers this as one segment of operation. In addition, in the term of areas of services and marketing areas, the management also considers this as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.



18. OBLIGATIONS AND CONTINGENT LIABILITIES

18.1 As at March 31, 2003 and December 31, 2002, the Company and its subsidiary were contingently liable to a local bank for the letter of guarantee issued by the said bank in favour of another government unit amounting to approximately Baht 67 million, as collateral for the Company's compliance with the terms of the agreement.

18.2 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. The Company has appealed and incorporated this dispute into the rehabilitation proceeding. On July 30, 2001, the official from Seizure Department ordered the Company to pay corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and omit the payment of Specific Business Tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected to the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment.

The Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, a 50% discount was given on the penalty charges on Specific Business Tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company has submitted an appeal to Central Tax Court to object to the judgment on the Specific Business Tax.

The Company accrued the Specific Business Tax, together with the fine and surcharge, totalling Baht 51.7 million and the Company requested for tax relief for which a letter of guarantee to the Revenue Department has been issued. The Tax Court dismissed the appeal submitted by the Company. The Company therefore re-appealed to the Supreme Court on June 10, 2002. At present the result of the said appeal is not yet known.

19. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2002 interim and annual financial statements have been reclassified to conform with the 2003 interim financial statement presentation.

